06005939

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tejas Securities Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8226 Bee Caves Road
(No. and Street)

Austin (City) Texas (State) 78746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Garber (512) 306-8222
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Helin, Donovan, Trubee & Wilkinson, LLP
(Name – *if individual, state last, first, middle name)*

5918 W. Courtyard Drive, Suite 400 (Address) Austin (City) Texas (State) 78730 (Zip Code)

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

RECEIVED
FEB 28 2006

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Garber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tejas Securities Group, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRENDA WILLIS
My Commission Expires
June 21, 2008

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEJAS SECURITIES GROUP, INC.
(A Wholly Owned Subsidiary of Tejas Incorporated)

Financial Statements, Schedules and Other Information

Years Ended December 31, 2005 and 2004

TEJAS SECURITIES GROUP, INC.

Table of Contents

HDT&W

Certified Public Accountants

Independent Auditors' Report

To the Board of Directors of
Tejas Securities Group, Inc.:

We have audited the accompanying statement of financial condition of Tejas Securities Group, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2006

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive Suite 400 Austin, TX 78730
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

TEJAS SECURITIES GROUP, INC.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	1,385,336	1,886,686
Receivable from clearing organization		316,604	3,736,218
Receivables from employees		122,684	20,000
Federal income taxes receivable from parent company		1,670,813	—
Securities owned at market value		10,244,150	6,718,989
Property and equipment, net		328,906	154,523
Deferred tax asset		—	1,072,627
Other assets		412,855	444,972
	$	14,481,348	14,034,015
Liabilities and Stockholder's Equity			
Accounts payable, accrued expenses and other liabilities	$	2,860,925	5,768,897
Securities sold, not yet purchased		—	90,838
Payable to clearing organization		1,592,616	—
Federal income taxes payable to parent company		—	878,479
Deferred tax liability, net		197,360	—
Total liabilities		4,650,901	6,738,214
Commitments and contingencies			
Stockholder's equity:			
Preferred stock, no par value, convertible, 1,000,000 shares authorized; none issued and outstanding		—	—
Common stock, no par value, 10,000,000 shares authorized; 5,828,888 shares issued and 5,799,055 outstanding		2,295,674	2,295,674
Additional paid-in capital		6,361,336	1,328,161
Retained earnings		1,180,770	3,679,299
Treasury stock, at cost, 29,833 shares		(7,333)	(7,333)
Total stockholder's equity		9,830,447	7,295,801
	$	14,481,348	14,034,015

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Operations

For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue:		
Commissions from agency transactions	$ 6,218,258	5,574,850
Commissions from principal transactions	10,921,230	15,370,913
Underwriting and investment banking income	16,436,706	18,339,975
Net dealer inventory and investment income (loss), net of trading interest expense of $244,674 and $38,776, respectively	(4,076,820)	2,572,592
Other income	399,963	304,343
Total revenue	29,899,337	42,162,673
Expenses:		
Commissions, employee compensation and benefits	22,756,977	23,042,350
Clearing and floor brokerage	741,817	652,037
Communications and occupancy	2,277,930	1,903,404
Professional fees	2,985,893	7,874,990
Interest	8,300	5,419
Other	4,833,667	3,299,992
Total expenses	33,604,584	36,778,192
Income (loss) before income tax expense (benefit)	(3,705,247)	5,384,481
Income tax expense (benefit):		
Federal:		
Current	(2,413,884)	2,869,241
Deferred	1,203,888	(874,626)
State:		
Current	10,580	424,164
Deferred	(7,302)	(135,391)
	(1,206,718)	2,283,388
Net income (loss)	$ (2,498,529)	3,101,093

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Stockholder's Equity

For the Years Ended December 31, 2005 and 2004

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at December 31, 2003	5,799,055	$ 2,295,674	866,161	905,818	(7,333)	4,060,320
Contributed capital	—	—	462,000	—	—	462,000
Dividends to parent company	—	—	—	(327,612)	—	(327,612)
Net income	—	—	—	3,101,093	—	3,101,093
Balance at December 31, 2004	5,799,055	2,295,674	1,328,161	3,679,299	(7,333)	7,295,801
Contributed capital	—	—	5,000,000	—	—	5,000,000
Tax impact of stock option exercises	—	—	33,175	—	—	33,175
Net loss	—	—	—	(2,498,529)	—	(2,498,529)
Balance at December 31, 2005	5,799,055	$ 2,295,674	6,361,336	1,180,770	(7,333)	9,830,447

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income (loss)	$	(2,498,530)	3,101,093
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Deferred tax expense (benefit)		1,269,988	(1,010,016)
Tax impact of stock option exercises		33,175	—
Depreciation and amortization expense		108,767	77,285
Non-cash compensation expense		—	5,005
Changes in operating assets and liabilities			
Receivable from clearing organization		3,419,614	(4,478,552)
Receivables from employees		(102,684)	74,192
Federal income taxes receivable from parent company		(1,670,813)	—
Securities owned		(3,525,161)	(1,117,207)
Other assets		32,117	(273,429)
Other investment		—	1,155,000
Accounts payable, accrued expenses and other liabilities		(2,859,088)	3,553,184
Securities sold, not yet purchased		(90,838)	(130,441)
Payable to clearing organization		1,592,616	—
Federal income taxes payable to parent company		(878,479)	335,640
Net cash provided by (used in) operating activities		(5,169,316)	1,291,754
Cash flows from investing activities:			
Purchase of furniture and equipment		(283,150)	(58,604)
Net cash used in investing activities		(283,150)	(58,604)
Cash flows from financing activities:			
Dividends to parent company		—	(327,612)
Contributed capital		5,000,000	462,000
Payments on capital lease		(48,884)	(29,742)
Net cash provided by financing activities		4,951,116	104,646
Net increase (decrease) in cash and cash equivalents		(501,350)	1,337,796
Cash and cash equivalents at beginning of year		1,886,686	548,890
Cash and cash equivalents at end of year	$	1,385,336	1,886,686
Supplemental disclosures:			
Interest paid	$	8,300	5,419
Income taxes paid	$	878,479	1,142,171

See accompanying notes to financial statements.

TEJAS SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2005 and 2004

(1) Organization and Basis of Presentation

Tejas Securities Group, Inc. (the "Corporation") is a wholly owned subsidiary of Tejas Incorporated, a Delaware corporation ("Tejas Inc."). The Corporation was incorporated on March 2, 1994 under the laws of the State of Texas. The Corporation is primarily engaged in securities brokerage, investment banking and trading activities. The Corporation's headquarters are located in Austin, Texas. The Corporation is registered as a broker and dealer in securities with the National Association of Securities Dealers, Inc. and clears its transactions on a fully disclosed basis through National Financial Services. The Corporation became a registered investment advisor with the Securities and Exchange Commission in January 2006.

The Corporation is authorized to issue 1,000,000 shares of convertible preferred stock. The convertible preferred shares may be issued from time to time and will have the designations, preferences, voting powers, relative, participating, optional or other special rights and privileges and the qualifications, limitations, and restrictions as determined by the Board of Directors.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

(b) Revenue Recognition

Agency commission revenue and related expense from customer security transactions is recorded on a trade date basis. Customer security transactions that are executed through the Corporation's proprietary trading account are recorded on a trade date basis as principal commission revenue. The related expense is also recorded on a trade date basis.

Net dealer inventory and investment income (loss) results from securities transactions entered into for the account of the Corporation. Net dealer inventory and investment income (loss) includes both realized and unrealized gains and losses, which are recorded on a trade date basis.

The Corporation does not carry or clear customer accounts and all customer transactions are executed and cleared with other brokers on a fully disclosed basis. These brokers have agreed to maintain such records of the transactions effected and cleared in the customers' accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission, and to perform all services customarily incident thereto.

(c) Underwriting and Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Corporation acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment banking transactions may be completed on a best efforts or firm commitment basis.

The Corporation periodically receives equity securities, including warrants and options, as part of its compensation for investment banking engagements. These securities are valued at the intrinsic value at the time the engagement is completed, and are included in investment banking revenues. The Corporation may distribute the equity securities to its employees or to Tejas Inc. either through compensation agreements or by sale or dividend to Tejas Inc., based upon the intrinsic value.

(d) ***Cash and Cash Equivalents***

Cash and cash equivalents include cash and highly liquid investments with a maturity at date of purchase of ninety days or less.

(e) ***Securities Owned and Securities Sold, Not Yet Purchased***

Long and short positions in securities are reported at fair value and are classified as trading investments. Securities with readily determinable market values are based on quoted market prices. Securities with limited market activity for which quoted market values are not readily determinable are based on management's best estimate which may include dealer price quotations and price quotations for similar instruments traded. The difference between cost and fair value has been included in net dealer inventory and investment income (loss). These investments are subject to the risk of failure of the issuer and the risk of changes in market value based on the ability to trade such securities on the open market.

(f) ***Property and Equipment***

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives for equipment approximate those used for Federal income tax purposes and range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the improvements or the terms of the related leases.

Long-lived assets, such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the statements of financial condition and reported at the lower of the carrying amount or fair value less costs to sell, and would be no longer depreciated.

(g) ***Repurchase and Resale Agreements***

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements. There were no repurchase or resale agreements outstanding at December 31, 2005 and 2004.

(h) Federal Income Taxes

The results of operations for the Corporation are included in the consolidated federal income tax return of Tejas Inc. The Corporation is allocated its share of Tejas Inc.'s federal income tax accrual, or benefit, in accordance with an intercompany tax allocation policy which is based on a separate return method. Any resulting provision or benefit for income taxes realized is recorded as a payable or receivable from Parent company. Separate state tax returns are filed for the Corporation.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Net Capital Requirements

The Corporation, as a registered fully licensed broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Corporation is required to maintain a minimum "net capital" and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 12 to 1. At December 31, 2005, the minimum "net capital" requirement for the Corporation was $250,000. "Net capital" at December 31, 2005 aggregated $5,289,577. The Corporation's ratio of aggregate indebtedness to net capital was 0.54 to 1 at December 31, 2005.

(4) Receivables From and Payables To Clearing Organization

At December 31, 2005 and 2004, the Corporation had net receivables from and payables to its clearing organization consisting of the following:

		2005	2004
Receivable:	$		
Receivable from clearing organization		—	3,608,888
Fees and commissions receivable		316,604	127,330
	$	316,604	3,736,218
Payable:			
Payable to clearing organization	$	1,592,616	—

(5) Receivables from Employees

The Corporation makes advances to certain employees in months when their commission payout does not meet a predetermined amount. As of December 31, 2003, approximately $23,000 had been advanced to employees under this agreement. These receivables were to be repaid through reductions of future commissions or bonuses. During 2004, the Corporation forgave approximately $5,000 in receivables from employees. No amounts were forgiven during 2005. The amounts forgiven are included in employee compensation and benefits expense in the accompanying statements of operations.

In November 2005, the Corporation received a $100,000 note from an employee as part of an employment agreement. The note does not bear interest and is due and payable in sixteen monthly installments of $6,250 beginning in February 2006.

In July 2005, the Corporation received a $25,000 note from an employee. The does not bear interest and was due and payable on October 11, 2005. On October 11, 2005, the Corporation extended the due date for the remaining balance until February 2006. The balance of the note was $9,053 as of December 31, 2005.

In November 2003, the Corporation received a $60,000 note from an employee. The note does not bear interest and was due and payable on November 20, 2004. On November 20, 2004, the Corporation extended the due date for the remaining balance of the note until April 30, 2005. The balance of the note was $13,000 and $20,000 as of December 31, 2005 and 2004, respectively. As of December 31, 2005, the note was delinquent; however, the employee continues to make payments.

Notes receivables and related party receivables are included in receivables from employees in the accompanying statements of financial condition.

(6) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2005 and 2004, securities owned and sold, not yet purchased consisted of the following:

	2005		2004	
	Owned	Sold, not yet purchased	Owned	Sold, not yet purchased
State and municipal obligations	$ —	–	20,000	59,490
US Government bonds	1,495,265	–	—	—
Corporate bonds and notes	926,661	–	23,813	24,750
Equity securities	7,822,224	–	6,675,176	6,598
	$ 10,244,150	–	6,718,989	90,838

At December 31, 2005 and 2004, the unrealized gain (loss) associated with securities owned and securities sold, not yet purchased, was $(1,766,854) and $(128,367), respectively.

Approximately 49% of the value of total assets as of December 31, 2005 related to three securities, one of which was sold subsequent to year end. Approximately 18% of the value of total assets as of December 31, 2004 related to a single equity security, which was sold subsequent to year end.

(7) Property and Equipment

Property and equipment consists of the following:

	December 31, 2005	December 31, 2004
Property and equipment	$ 652,572	369,422
Leasehold improvements	69,012	69,012
	721,584	438,434
Accumulated depreciation	(392,678)	(283,911)
	$ 328,906	154,523

(8) Accrued Commissions and Bonuses

Accrued commissions and bonuses are included in accounts payable, accrued expenses and other liabilities in the accompanying statements of financial condition.

As of December 31, 2005 and 2004, the Corporation has accrued approximately $607,000 and $2,620,000, respectively, in commissions and related payroll taxes payable.

The Corporation pays bonuses to its employees and officers at interim periods and year-end. Accrued bonuses as of December 31, 2005 and 2004 were $365,000 and $1,500,000, respectively. During 2004, an officer of the Corporation received approximately $183,000 as part of his contractual compensation which was based on the Corporation's operating performance. No such compensation was paid during 2005. Management of the Corporation reviews both contractual and discretionary bonus amounts, with discretionary bonus amounts approved by the Compensation Committee of Tejas Inc.

(9) Income Taxes

Income tax expense (benefit) for the years ended December 31, 2005 and 2004 differs from the amount computed by applying the U.S. Federal income tax rate of 34 percent to income (loss) before income tax expense (benefit) as a result of the following:

	2005	2004
Computed "expected" expense (benefit)	$ (1,259,784)	1,830,724
Meals and entertainment	96,969	80,875
State income tax, net of federal benefit	(120,808)	288,772
Other	76,905	83,017
	$ (1,206,718)	2,283,388

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Deferred tax assets:		
Capital loss carryforwards	$ —	63,257
Accrued compensation	—	904,943
Non-qualified stock option expense	874,904	—
Lease termination liability	205,622	—
Charitable contribution carryforwards	107,791	—
Net operating loss carryforwards	104,700	—
Accrued expenses	192,613	106,387
Other	7,902	46,942
Gross deferred tax assets	1,493,532	1,121,529
Valuation allowance	—	(48,902)
Net deferred tax assets	1,493,532	1,072,627
Deferred tax liabilities:		
Non-qualified stock option income	(1,650,595)	—
Other	(40,297)	—
Total gross deferred tax liability	(1,690,892)	—
Net deferred tax asset (liability)	$ (197,360)	1,072,627

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Corporation will realize the benefits of these deductible differences net of the existing valuation allowances. For the year ended December 31, 2004 the Corporation did not recognize a change in valuation allowance for capital loss carryforwards. At December 31, 2004 the Corporation had capital loss carryforwards of approximately $144,000. The capital loss carryforwards expired in 2005.

(10) Profit Sharing Plan

In January 1997, the Corporation instituted a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees who are over 21 years old to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Corporation are discretionary. During 2005 and 2004 the Corporation contributed approximately $228,000 and $219,000, respectively, to the employee profit sharing plan.

(11) Off Statement of Financial Condition Risk

The Corporation's customers' securities transactions are introduced on a fully disclosed basis with its clearing organization. The clearing organization carries all of the accounts of the customers of the Corporation and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off statement of financial condition risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing organization may charge any losses it incurs to the Corporation. The Corporation seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing organization. Included in the Corporation's clearing agreement with its clearing organization is an indemnification clause. This clause relates to instances where the Corporation's customers fail to settle security transactions. In the event this occurs, the Corporation will indemnify the clearing organization to the extent of the net loss on any unsettled trades. As of December 31, 2005 and 2004, the Corporation had not been notified by the clearing organization, nor was the Corporation otherwise aware of any potential losses relating to this indemnification.

The Corporation has $10,560,754 or approximately 73% of its total assets in securities owned and receivable due from or held by its clearing organization as of December 31, 2005. The Corporation also has $1,592,616 or approximately 34% of its total liabilities in payable due to its clearing organization as of December 31, 2005.

The Corporation enters into transactions in various financial instruments, including securities sold, not yet purchased, for trading purposes. Securities sold, not yet purchased represent obligations of the Corporation to deliver the underlying securities sold. The Corporation's obligation to purchase the security may exceed the amount recognized in the statement of financial condition. The Corporation monitors its positions in securities sold, not yet purchased continuously to reduce the risk of potential losses due to changes in market value.

The Corporation deposits its cash with financial institutions. Periodically such balances exceed applicable FDIC insurance limits. As of December 31, 2005 and 2004, the Corporation had balances of $1,183,716 and $1,686,154, respectively, in excess of FDIC insurance limits.

The Corporation had one investment banking customer that generated approximately 38% of the Corporation's total revenue for 2005. The Corporation had two investment banking customers that generated approximately 33% of the Corporation's total revenue for 2004.

(12) Lease Commitments

The Corporation leases its office facilities and certain office equipment under operating and capital leases. The future minimum payments due under these leases as of December 31, 2005 are as follows:

		Operating	Capital
2006	$	1,155,000	44,000
2007		669,000	35,000
2008		317,000	35,000
2009		298,000	35,000
2010		272,000	11,000
Thereafter		1,082,000	—
Minimum Commitments	$	3,793,000	160,000
Less Imputed Interest			(6,000)
Net Present Value of Capital Lease Obligations			154,000

Office equipment, under capital leases, with a recorded cost of $260,763, net of depreciation of $103,750 as of December 31, 2005, collateralizes the above capital lease obligations and is included in the statements of financial condition under the caption of "Property and Equipment." Depreciation expense for assets under capital lease was $71,511 and $32,239 in 2005 and 2004, respectively.

Rent expense amounted to approximately $1,483,000 and $1,504,000 for the years ended December 31, 2005 and 2004, respectively. Rent expense is reported net of sublease revenue which is disclosed below.

On February 17, 2005, the Corporation entered into an office lease agreement with TI Building Partnership, Ltd. ("TI Building"), a wholly-owned subsidiary of Tejas Inc. In July 2005, the Corporation relocated its Austin, Texas headquarters to the building owned by TI Building. Under the terms of the agreement, the Corporation will pay TI Building $21,750 per month through February 2015. In July 2005, the Corporation recognized an expense of approximately $800,000, representing the estimated future lease commitments, net of estimated future sublease receipts, through the termination of the lease in February 2007. For the year ended December 31, 2005, the Corporation paid TI Building $217,500 in rent.

In August 2005, the Corporation subleased the remaining portion of its Austin, Texas headquarters, furniture and equipment through February 2008. Under the terms of the sublease agreements, the future minimum payments to be received are approximately $74,000 and $12,000 in 2006 and 2007, respectively. During 2005, the Corporation received approximately $31,000 in relation to this sublease agreement.

In January 2005, the Corporation subleased its Houston, Texas office space through August 2006. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $32,000 in 2006. During 2005, the Corporation received approximately $48,000 in relation to this sublease agreement.

In June 2003, the Corporation subleased a portion of its Austin, Texas headquarters, furniture and equipment effective June 15, 2003 through February 2008. Under the terms of the sublease agreement, the future minimum payments to be received are approximately $106,000 and $18,000 in 2006 and 2007, respectively. During 2005 and 2004, the Corporation received approximately $106,000 and $92,000, respectively, in relation to this sublease agreement.

In September 2002, the Corporation subleased its Atlanta, Georgia office space. The Corporation received approximately $63,000 and $91,000 during 2005 and 2004, respectively, in relation to this sublease agreement. The lease and sublease agreements terminated in 2005.

(13) Related Party Transactions

The Corporation entered into an engagement letter to place up to $10,000,000 principal amount of debt securities on behalf of a company in which one of Tejas Inc.'s directors is a greater than 10% stockholder and is also the Chairman, Chief Executive Officer and President of the company. Tejas Inc.'s Chairman of the Board is a 10% or greater stockholders in the company. In addition, another of Tejas Inc.'s directors also serves on the board of the company. The transaction was consummated on or about December 19, 2005. As part of the purchase price, the purchasers exchanged approximately $5,000,000 principal amount of existing bridge notes, plus accrued interest, which were sold by the company on November 10, 2005, for which the Corporation also acted as placement agent. Under the engagement letter, the Corporation received a cash fee equal to 3% of the principal amount of debt securities which it placed, and a ten-year warrant to purchase common stock in the amount of 150,000 shares for each $2,000,000 principal amount of debt securities placed at an exercise price of $2.00 per share. On October 26, 2005, the Corporation received a non-refundable retainer of $125,000 from the company. In December 2005, the Corporation received the cash fee of $300,000 upon completion of the engagement. Additionally, the Corporation may be reimbursed for legal fees incurred.

The Corporation provides and receives funding to or from Tejas Inc. for operating purposes. During 2004, the Corporation declared dividends to Tejas Inc. in the amount of $327,612 for routine operating expenses. Beginning in August 2004, the Corporation began to provide monthly funding to Tejas Inc. under a management agreement, which was terminated on February 28, 2005. Under the terms of the agreement, the Corporation paid Tejas Inc. a fee of $100,000 per month. For the year ended December 31, 2004, the Corporation paid $500,000 under the agreement, which is included in other expenses in the accompanying statements of operations. For the year ended December 31, 2005, the Corporation paid $200,000 under the agreement, which is included in other expenses in the accompanying statements of operations. Subsequent to February 2005, the Corporation periodically paid expenses on behalf of Tejas Inc., which were repaid from Tejas Inc.'s operating funds prior to year-end. In July 2004, the Corporation received $462,000 in additional paid in capital from Tejas Inc. In February 2005, the Corporation received $5,000,000 in additional paid in capital from Tejas Inc.

On October 15, 2004, the Corporation entered into a purchase agreement with a member of Tejas Inc.'s board of directors, and a broker-dealer controlled by that director, whereby the director and his company would purchase the assets and operations of the Corporation's New Jersey branch office by December 31, 2004 for nominal consideration. As part of the agreement with the director, his company entered into a sublease agreement for the New Jersey office space for the remaining lease term. The sublease agreement took effect upon the closing of the purchase agreement. The director exercised an option to extend the closing date to June 30, 2005 in exchange for consideration of $10,000 payable to the Corporation. On March 31, 2005, the Corporation completed the sale of its New Jersey branch operations. Additionally, the Corporation entered into a memorandum of understanding whereby the Corporation would maintain a trading account on behalf of the director's company, and the net profits from the trading account would be paid to the director's company. As of December 31, 2005 and 2004, the Corporation had paid the director's company approximately $114,000 and $50,000, respectively, which represented the net profit on the trading account.

The employees, officers and management of the Corporation may maintain personal accounts with the Corporation. When the Corporation executes securities transactions on behalf of its employees, officers and management, those transactions are executed at current market prices, plus execution costs. All officers of the Corporation, one of which is a majority owner of Tejas Inc., routinely conduct such transactions for their own accounts, and management of the Corporation deems the transactions to be arms length transactions. The majority owner of Tejas Inc. also makes many of the proprietary trading decisions for the Corporation, including securities transactions between that individual and the Corporation.

(14) Commitments and Contingencies

In February 2006, the Corporation settled two client complaints relating to previous investment losses incurred by the clients for $500,000. The settlement amounts were accrued for as of December 31, 2005, and were included in accrued expenses. The Corporation is involved in other various claims and legal actions, including arbitrations, that have arisen in the ordinary course of business. It is management's opinion that liabilities, if any, arising from these actions will not have a significant adverse effect on the financial condition or results of operations of the Corporation.

Schedule 1

TEJAS SECURITIES GROUP, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholders' equity	$	9,830,447
Less:		
Nonallowable assets:		
Property and equipment, net		328,906
Receivable from employees		122,684
Federal income taxes receivable from parent company		1,670,813
Other assets		412,856
		2,535,259
Net capital before haircuts on securities		7,295,188
Haircuts on securities, including undue concentration		2,005,611
Net capital	$	5,289,577
Aggregate indebtedness:		
Total liabilities	$	4,650,901
Less:		
Payable to clearing organization		(1,592,616)
Deferred tax liability, net		(197,360)
Aggregate indebtedness	$	2,860,925
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Net capital in excess of minimum requirement	$	5,039,577
Ratio of aggregate indebtedness to net capital	$	0.54

Reconciliation with Corporation's computation of Net Capital (included in Part II of form X-17A-5 as of December 31, 2005):

Net capital, as reported in the Corporation's Part II (unaudited) Focus report filed with the NASD on January 24, 2006	$	5,829,081
Audit adjustments:		
Additional paid in capital		33,175
Net effect of Federal and state tax accruals		(239,739)
Accrued expenses		(300,000)
Haircuts on securities owned		(32,940)
Net capital per audit	$	5,289,577

See accompanying independent auditors' report.

HDT&W

Certified Public Accountants

Independent Auditors' Report on Internal Control Required By SEC Rule 17a-5

The Board of Directors
Tejas Securities Group, Inc.:

In planning and performing our audit of the financial statements and schedule of Tejas Securities Group, Inc. (the "Corporation") (a wholly owned subsidiary of Tejas Inc.) as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Helin, Donovan, Trubee & Wilkinson, LLP
5918 West Courtyard Drive Suite 400 Austin, TX 78730
512.258.9670 **phone** 512.258.5895 **fax** 866.331.5336 **toll free**
www.helindonovan.com

HDT&W

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Helin, Donovan, Trubee & Wilkinson, LLP

Helin, Donovan, Trubee + Wilkinson, LLP

Austin, Texas
February 10, 2006